Filed Pursuant To Rule 433

Registration No. 333-275079

March 20, 2024

Grayscale ETF Trading on NYSE Key Milestone

TODD ROSENBLUTH

MARCH 4, 2024

Spot bitcoin ETFs have been in focus for the financial services community for the first two months of 2024. Last week at the New York Stock Exchange (NYSE), the executives behind the largest of these ETFs, the Grayscale Bitcoin Trust (GBTC) helped open the stock market. VettaFi was honored to join a packed house of employees to celebrate.

The ability to trade bitcoin on an exchange through an ETF has made the asset class more accessible. While there are nine other ETF peers, the now $24 billion GBTC paved the way for the first bitcoin ETFs in the U.S. The company prevailed in its federal lawsuit against the SEC to convert its existing product into an ETF. This opened the door for regulatory acceptance. On January 11, 2024, GBTC uplisted and began trading on the NYSE. The strong flows and growing liquidity industrywide are in part the result of the Grayscale team’s efforts.

“Grayscale has been working to bring bitcoin further into the U.S. regulatory perimeter for over a decade,” explained David LaValle, global head of ETFs at Grayscale. “This historic milestone was incredibly exciting for our investors, the broader crypto community, and the entire Grayscale team.”

The firm was a highly visible presence at the Exchange conference in Florida. LaValle spoke on an educational panel during the day while a Grayscale drone show helped end the conference at night.

Advisors Expressing Interest in Bitcoin

In January, VettaFi hosted a virtual symposium on cryptocurrency investing. During the event, we learned that 58% of respondents expect to have between 1%-5% of their average client portfolio invested in crypto within three months. This compared favorably to the just 34% that had similar low-single-digit exposure at the end of 2023.

The Grayscale research team recently published commentary supporting such portfolio moves. Its analysis suggests that an allocation to crypto of approximately 5% could help maximize risk-adjusted returns. However, investors who hold a balanced portfolio of stocks and bonds will also see an increase in portfolio risk, according to Grayscale.

What Matters Most to Advisors

VettaFi also heard from many advisors about what matters most when choosing among the spot bitcoin ETFs. The most popular selection by respondents was expertise of the firm, with 47% of the total. Liquidity (20%) and expense ratio (18%) followed, with assets under management (11%) and breadth of offerings (3.6%) further behind. We believe Grayscale and a few other asset managers have differentiated expertise in the cryptomarkets. For example, Grayscale offers the largest Ethereum trust that it hopes to convert into an ETF later in 2024.

Focusing back on bitcoin, LaValle told VettaFi that “there are a number of potential tailwinds for bitcoin in 2024, especially as it becomes more established in the traditional financial landscape. In mid-April 2024, bitcoin is set to experience a bitcoin halving, which will further reduce bitcoin’s supply rate. In parallel, spot bitcoin ETFs are opening up access to bitcoin to a larger pool of investors and capital market allocators, creating greater demand. We continue to believe that bitcoin’s future is very bright.”

For more news, information, and analysis, visit VettaFi | ETF Trends.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.